[LETTERHEAD OF NORTHEAST COMMUNITY BANCORP, INC.]

May 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	NorthEast Community Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-253982

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-1, NorthEast Community Bancorp, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on Friday, May 14, 2021, at 2:00 p.m., Eastern time, or as soon thereafter as practicable.

If you have any questions regarding this request, please telephone Christina M. Gattuso of Kilpatrick Townsend & Stockton LLP at 202.508.5884 or Stephen F. Donahoe of Kilpatrick Townsend & Stockton LLP at 202.508.5818.

Very truly yours,

NORTHEAST COMMUNITY BANCORP, INC.

/s/ Kenneth A. Martinek

Kenneth A. Martinek
Chairman and Chief Executive Officer

cc:	Sonia Bednarowski, U.S. Securities and Exchange Commission
Susan Block, U.S. Securities and Exchange Commission